

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

Via E-mail
Bradley M. Colby
President and Chief Executive Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

Re: Eternal Energy Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 28, 2011
File No. 333-173927

Dear Mr. Colby:

        We have reviewed your amended registration statement and letter dated July 28, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

General

1.   We remind you of comment 2 in our letter dated May 23, 2011.

2.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   We note your response to comments 2 and 3 in our letter dated July 19, 2011 that responsive disclosure in respect of Items 1202(a)(6) and 1202(a)(7) of Regulation S-K is found in Exhibit 99.2. Disclosure responsive to such items should be placed in the text of your registration statement. In addition, it appears that you have not disclosed the qualifications of the technical person primarily responsible for overseeing your reserves audit. Please revise accordingly.

4.   We note your added disclosure on pages F-29 that you have retained a third-party engineer to review the production volume, pricing and production cost data used by the petroleum engineering consultant. We also note your disclosure on page F-80 that your Vice President of Operations reviewed the production volume, pricing and production cost data used by the petroleum engineering consultant. If these two persons are the same, then please clarify, and revise to name this person.

5.   We note your response to comment 3 in our letter dated July 19, 2011 that due to materiality you do not believe disclosure is required under Item 1205 of Regulation S-K. It is not clear to us how you have made this determination in view of:

- your response that Eternal Energy owns up to a 14.06% working interest in the 14 additional wells,

- your disclosure at page F-19 relating to acquisition and exploratory costs and

- your disclosure at page F-19 that you have "paid certain amounts upon execution of the agreements and [are] obligated to share in the drilling costs of the exploratory wells."

Please revise to include disclosure responsive to Item 1205 of Regulation S-K or tell us why you do not need to. Please also revise your disclosure at page F-19 to clarify what is meant by: "the Company has agreed to issue shares of its common stock based upon the proven reserves of the property."

6.   We note your disclosure at page F-52 relating to your fracturing activities. Please revise your disclosure to discuss whether you perform hydraulic fracturing or whether you engage a third-party service provider. In addition, please tell us, with a view towards disclosure:

- whether you plan on utilizing hydraulic fracturing for any other of your wells and, if so, which ones;

- the anticipated costs and funding associated with hydraulic fracturing activities; and

- whether there have been any incidents, citations or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what has been your response.

7.   In regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

8.   In this regard, please revise your disclosure to discuss:

- the applicable policy limits and deductibles related to your insurance coverage;

- the related indemnification obligations and those of your customers, third-party service providers and co-working interest owners, as applicable;

- the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- the risks for which you are insured for your hydraulic fracturing operations.

9.   Similarly, please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak in connection with your services related to hydraulic fracturing.

10.   Please tell us which chemicals are being injected in connection with your hydraulic fracturing operations. In addition, please tell us how many gallons of water on average are used for the Hardy 4-16 well stimulation.

Exhibits

General

11.   Please ensure that your exhibit index accurately reflects the exhibits filed. For example, and without limitation, we note that the index does not reflect the filed legality opinion and related consent.

12.   Provide us with an analysis as to whether you are required to file as an exhibit the May 2, 2011 farm-out agreement with your working interest partner, AEE.

Exhibit 99.2

13.   We note your response to comment 8 in our letter dated July 19, 2011, and reissue such comment. Despite your response, the report filed does not appear to contain a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report or that the third party has used all methods and procedures it considered necessary under the circumstances to prepare the report. See Items 1202(a)(8)(iv) and 1202(a)(8)(viii) of Regulation S-K. In addition, we note that the date of the report is the same as the date of the report filed with your prior amendment. Please obtain and file a new, revised report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Randolf W. Katz, Esq.
        Baker & Hostetler LLP
        600 Anton Boulevard, Suite 900
        Costa Mesa, California 92626